Exhibit 99.1

PLEASE READ THE FOLLOWING INFORMATION CAREFULLY BEFORE
ACCEPTING ANY OFFER TO PURCHASE YOUR PARTNERSHIP UNITS

March 7, 2006

Dear Inland Land Appreciation Fund, L.P. Investor:

We are aware that MacKenzie Patterson Fuller, L.P. ("MPF"), an unaffiliated third party, has commenced a tender offer to purchase up to 5,064 partnership units in Inland Land Appreciation Fund, L.P. (the "Fund").

ALTHOUGH THE FUND'S CORPORATE GENERAL PARTNER IS TAKING A NEUTRAL POSITION REGARDING THIS TENDER OFFER, WE ASK THAT YOU CONSIDER THE FOLLOWING INFORMATION WHEN EVALUATING WHETHER THE OFFER TO PURCHASE YOUR UNITS IS IN YOUR BEST INTEREST.

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  Although the offer price of $725.00 per partnership unit is greater than the Fund's estimated 2005 ERISA value of $621.00 per partnership unit, we believe that the long term value of each partnership unit is greater than the amount offered by MPF. The estimated ERISA value is based upon the average appraised value of the land owned by the Fund, as set forth in a 1998 appraisal report prepared by an independent third party, and is adjusted downward for sales since the date of the appraisal. Since 1999, however, the Fund has been able to sell land at a purchase price per acre greater than the per acre appraised value set forth in the 1998 appraisal report.

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  On February 18, 2005, the Fund entered into a contract to sell approximately 149 acres of Parcels 6 and 7. The first closing, covering approximately 30 of these 149 acres, occurred on July 12, 2005, resulting in gross sales proceeds of approximately $3.0 million, from which the Fund distributed approximately $2.0 million, or approximately $67.58 per partnership unit, to limited partners on December 8, 2005. Provided the buyer performs, the remaining two closings are expected to occur in July 2006 and July 2007, which we anticipate will result in aggregate gross sales proceeds to the Fund of approximately $5.7 million. With respect to the July 2006 closing only, assuming it occurs, we anticipate that the Fund will distribute a minimum of $50.00 per partnership unit from the sales proceeds to limited partners by year end.

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  The Fund is currently negotiating to sell approximately 225 acres of Parcel 25. Although a final sales price has yet to be negotiated, we anticipate that the sales price per acre will exceed the 1998 appraised value amount of $14,000.00 per acre for this parcel.

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  Pre-development activities, such as rezoning, annexation and land planning, are continuing on over 700 acres owned by the Fund. We believe that these activities will lead to further increases in the value of this land.

We believe that tender offers from unaffiliated third parties are generally priced below the fair market value of the security. If you have an urgent need to liquidate your investment, you may not know that there also is a secondary market where your partnership units may be sold. We also can provide you with a list of companies that have purchased Fund partnership units in the past. The most recent pricing data available from Direct Investments Spectrum, a publication that tracks secondary market activity, shows a weighted average trading price of $639.55 for partnership units traded between October 1 through November 30, 2005. Please note that you may receive more or less than the amount offered by MPF should you choose to sell your partnership units in the secondary market.

An investor in the Fund who has held partnership units since its inception has received distributions aggregating approximately $1,186.00 per $1,000.00 partnership unit. This amount is equivalent to approximately 118% of the original investment amount. Although we cannot guarantee the Fund's future performance, our goal remains the same—to sell the Fund's remaining assets and make distributions of the sale proceeds until the Fund is concluded. If you have questions about your investment, please contact your Investment Representative or Inland Customer Relations at 800.826.8228.

Sincerely, INLAND REAL ESTATE INVESTMENT CORPORATION

Robert D. Parks, Chairman
cc:	Broker/Dealer Investment Representative